

September 17, 2010

Gordon L. Jones, President, CEO, Director
Clearwater Paper Corporation
601 W. Riverside Avenue, Suite 1100
Spokane, Washington 99301

> **Re: Clearwater Paper Corporation**
> **Form 10-K**
> **Filed February 26, 2010**
> **File No. 001-34146**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements and Supplementary Data

Statements of Cash Flows, page 39

1. We read your response to our prior comment one. However, it appears that the proceeds from the issuance of your senior unsecured notes and the amount utilized to repay your credit sensitive debentures should be presented on a gross basis. This type of presentation would enable an investor to better understand the nature of your cash flows from financing activities as these transactions do not appear to have characteristics which support net presentation. Please confirm that you will revise your statement of cash flows in future Exchange Act filings to present the amounts related to these transactions on a gross basis. Refer to FASB ASC 230-10-45-8 and 230-10-45-14 through 45-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551 3774 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services